

February 27, 2014

Via E-mail
Ning Li
Chief Financial Officer
Hengyi International Industries Group Inc.
No.1 Xinhua Road, He Ping District
Tianjin City, 300021 China

> **Re: Hengyi International Industries Group Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **September 30, 2013**
> **Filed February 14, 2014**
> **Response dated February 14, 2014**
> **File No. 000-54603**

Dear Ms. Li:

We have reviewed your amended filing and response dated February 14, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note the inclusion of the representations requested in our letter dated February 7, 2014 in the response letter to us dated February 14, 2014, which was on the letterhead of and provided by your outside counsel. As previously requested, please provide a written statement from and signed by the company, as opposed to outside counsel, including the representations requested in our letter dated February 7, 2014.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2013

Item 9A. Controls and Procedures, page 15

2. We note your response to comment 1 in our letter dated February 7, 2014. Item 308(a)(2) of Regulation S-K requires disclosure of a statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting. Please tell us what framework was utilized by management in its assessment of internal control over financial reporting and confirm you will make the required disclosure in future filings.

    You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.


Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief


cc: Yue Cao
            Eaton & Van Winkle LLP